EXHIBIT (K)(2)

TRANSFER AGENCY AND REGISTRAR SERVICES

AGREEMENT

by and between:

APOLLO INVESTMENT CORPORATION

and

AMERICAN STOCK TRANSFER & TRUST COMPANY

Dated: April     , 2004

TRANSFER AGENCY AND REGISTRAR SERVICES AGREEMENT

This Transfer Agency and Registrar Services Agreement (the “Agreement”), dated as of April     , 2004 is between Apollo Investment Corporation, a Maryland corporation (the “Company”), and American Stock Transfer & Trust Company, a New York corporation (“AST”).

WHEREAS, the Company desires the appointment of AST as transfer agent and registrar; and

WHEREAS, AST desires to accept such appointment and perform the services related to such appointment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follow:

Section	1. Appointment of Agent

1.01	The Company hereby appoints AST to act as sole transfer agent and registrar for the common stock of the Company, $.001 par value per share (“the Shares”), in accordance with the terms and conditions hereof, and AST hereby accepts such appointment.

1.02	In connection with the appointment of AST as transfer agent and registrar for the Company, the Company shall provide AST:

(a)	An Incumbency Certificate in substantially the form reasonably acceptable to AST (and a Supplemental Certificate each time there is any material change to the information contained in the original Incumbency Certificate). The Company and AST agree to abide by the Regulations of AST, which are attached as Exhibit A to this Agreement. It is agreed, however, that any provisions explicitly addressed in this Agreement shall govern the relationship between the parties in the event of a conflict between the Regulations of AST and this Agreement;

(b)	Specimens of all forms of outstanding stock certificates, in the forms approved by the Board of Directors of the Company, with a certificate of the Secretary of the Company as to such approval;

(c)	Specimens of the signatures of the officers of the Company authorized to sign stock certificates and specimens of the signatures of the individuals (“Authorized Persons”) authorized to sign written instructions and requests;

(d)	A copy of the Certificate of Incorporation and by-laws of the Company as currently in effect and, on a continuing basis, copies of all material amendments to the Certificate of Incorporation or by-laws made after the date of this Agreement (such amendments to be provided promptly after such amendments are made); and

(e)	A sufficient supply of blank certificates signed by (or bearing the facsimile signature of) the officers of the Company authorized to sign stock certificates and bearing the Company’s corporate seal (if required). AST may use certificates bearing the signature of a person who at the time of use is no longer an officer of the Company.

Section	2. Standard Services

2.01	In accordance with the procedures established from time to time by agreement between the Company and AST, AST shall provide the following services:

(a)	Create and maintain shareholder accounts for all Shares;

(b)	Consolidate duplicate accounts when requested by the Company;

(c)	Provide online access capability for the Company’s personnel, including “read-only” access to individual shareholder files;

(d)	Review transfer documents and certificates for acceptability and if reasonably acceptable, effect the related transfers;

(e)	Complete transfer debit and credit transactions within applicable SEC guidelines;

(f)	Issue and record the appropriate number of shares as directed by the Company and in the appropriate shareholder account;

(g)	Maintain Treasury accounts in book entry;

(h)	Furnish clear, simple, and detailed instructions to shareholders throughout the transfer process, as well as clear and concise written explanations of rejected transfers;

(i)	Post transfers to the record system daily;

(j)	Prepare a list of shareholders entitled to vote at the annual meeting as requested by the Company;

(k)	As required by the Company, mail all proxy materials to shareholders of record as of the proxy record date or provide a list of the names (and other relevant information) of such shareholders of record to a designated third party for purposes of such mailing (it being understood, however, that production of such external files shall be billable as an out-of-pocket expense at AST’s standard rates for the production of external tapes);

(l)	Tabulate returned proxy cards;

(m)	Provide the Company with access to shareholder voting records prior to the Company’s annual meeting;

(n)	Provide appropriate responses to electronic, telephonic and written inquiries from the Company’s shareholders;

(o)	Provide a toll-free number in conjunction with an interactive telephone system reasonably acceptable to the Company that is capable of providing information and handling shareholder requests without talking to a representative;

(p)	Provide VIP account services, including expedited processing of special requests for transfers, transmittal of account information, replacement statements, and other matters as deemed necessary by the Company;

(q)	Prepare and submit appropriate tax, abandoned property and other reports required by State and Federal agencies, principal stock exchanges, and shareholders, as requested by the Company;

(r)	Issue replacement certificates for those certificates alleged to have been lost, stolen or destroyed, unless AST has received notice that such certificates were acquired by a bona fide purchaser. AST shall be entitled to demand an open penalty surety bond satisfactory to AST holding AST and the Company harmless. AST shall be entitled to demand payment of the premium and processing fee for such open penalty surety bond from the shareholder. AST, at its option, may issue replacement certificates in place of mutilated stock certificates upon presentation thereof without such indemnity;

(s)	Compute quarterly dividend payment for each account as of the record date, balanced to the official share position;

(t)	Prepare and provide reports on daily transactions by shareholders on the business day following the date of the transaction, and to the extent requested by the Company, monthly reports reflecting shareholders of record and the amount of Shares owned by such shareholders as of a specified date.

(u)	Prepare and transmit payments for dividends and distributions declared by the Company, provided good funds for said dividends or distributions are received by AST prior to the scheduled mailing date for said dividends or distributions;

(v)	Code lost accounts to suppress printing and mailing of checks;

(w)	Replace lost or stolen checks at a shareholder’s request and place stop orders on original checks replaced by such lost or stolen checks;

(x)	Withhold taxes on dividends at the appropriate rate when applicable;

(y)	Provide for seasonal mailing addresses;

(z)	Act as agent for shareholders pursuant to the Company’s Dividend Reinvestment Plan (the “Plan”), as amended from time to time in accordance with the terms of such Plan and any agreements relating thereto to which AST is or will be a party;

(aa)	Provide all customary services as an administrator of the Plan, including, receiving all payments made to the Company or AST under the Plan, making all payments required to be made under the Plan, including all payments required to be made to the Company and performing all other services required to be performed by AST under the terms of the Plan and any agreements relating thereto to which AST is or will be party.

(bb)	[Administer an Investors Choice Direct Stock Purchase and Sale program (if applicable).]

2.02	AST may provide further services to, or on behalf of, the Company as may be agreed upon between the Company and AST.

Section	3. Fees and Expenses

3.01	Fees

(a)	The Company agrees to pay AST fees for the services performed pursuant to this agreement in the amount of $ per month. In the event that the scope of services to be provided by AST is increased substantially, the parties shall negotiate in good faith to determine reasonable compensation for such additional services.

(b)	AST shall be entitled to any interest or income earned with respect to the deposit of any funds by AST for the account of the Company or its shareholders. Any benefits to AST from such deposits shall be deemed to have been contemplated in connection with the above-referenced fee arrangements.

(c)	Notwithstanding Section 3.01(a) and 3.01(b) above, the terms of the fee and out-of-pocket arrangements may be changed from time to time as agreed upon between AST and the Company.

3.02	Out-of-Pocket Expenses

(a)	In addition to the fees paid under Section 3.01 above, the Company agrees to reimburse AST for all reasonable expenses or other reasonable charges incurred by AST in connection with the provision of services to the Company (including reasonable attorneys fees).

(b)	Notwithstanding Section 3.03 below, AST reserves the right to request advance payment for substantial reasonable out-of-pocket expenditures.

3.03.	Payment of Fees and Expenses

The Company agrees to pay all fees and reimbursable expenses set forth under Sections 3.01 and 3.02 above within thirty (30) days following the receipt of a billing notice, except for any fees or expenses disputed by the Company in good faith. The Company shall notify AST within 21 calendar days following receipt of a billing notice if the Company is disputing any amounts in that billing notice.

3.04	Services Required by Legislation

Services required by legislation or regulatory mandate that become effective after the effective date of this Agreement and that are not otherwise included in Section 2 shall not be part of the standard services, and shall be billed by agreement.

Section 4.	Representations and Warranties of AST

AST represents and warrants to the Company that:

It is a corporation duly organized and validly existing in good standing under the laws of the State of New York;

It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement;

It is duly qualified to carry on its business in the State of New York;

It is empowered under applicable laws and by its Charter and By-laws to enter into and perform this Agreement and that AST entering into this Agreement will not constitute a breach of, violate or conflict with, any provision of any such laws, charter, By-laws or any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory authority applicable to AST;

All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement and this Agreement constitutes the legal, valid and binding obligation of AST, enforceable against AST in accordance with its terms; and

It will comply with all applicable law in the performance of its duties hereunder, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act.

Section 5.	Representations and Warranties of the Company

The Company represents and warrants to AST that:

It is a corporation duly organized and validly existing and in good standing under the laws of the State of Maryland;

It is empowered under applicable laws and by its Articles of Incorporation and by-laws to enter into and perform this Agreement; and

All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

Section 6.	Reliance and Indemnification

6.01

AST may rely on any written or oral instructions received from any person it believes in good faith to be an Authorized Person. AST may also rely in good faith on advice, opinions or instructions received from the

Company’s legal counsel. AST may, in any event, rely in good faith on advice received from its legal counsel. AST may rely (a) on any writing or other instruction believed by it in good faith to have been furnished by a shareholder or on behalf of the Company by an Authorized Person; (b) on any statement of fact contained in any such writing or other instruction which it in good faith does not believe to be inaccurate; (c) on the apparent authority of any person to act on behalf of a shareholder as having actual authority to the extent of such apparent authority; (d) on the authenticity of any signature (manual or facsimile) appearing on any writing; and (e) on the conformity to original of any copy.

6.02	AST shall not be responsible for, and the Company shall indemnify and hold AST harmless from and against, any and all losses, damages, costs, charges, judgments, fines, amounts paid in settlement, reasonable counsel fees and expenses, payments, general expenses and/or liability arising out of or attributable to:

(a)	AST’s (and/or its agents’ or subcontractors’) actions performed in its capacity as transfer agent and/or registrar, provided that such actions are taken in good faith and without negligence, fraud, reckless disregard or willful misconduct;

(b)	The Company’s lack of good faith, gross negligence or willful misconduct or material breach of any representation or warranty of the Company hereunder;

(c)	Any action(s) reasonably performed pursuant to a direction or request issued by a statutory, regulatory, governmental or quasi-governmental body (AST shall, however, provide the Company with prior notice when practicable, unless AST is not permitted to do so); or

(d)	Any reasonable expenses, including attorney fees, incurred in seeking to enforce the foregoing indemnities upon final determination by a court of competent jurisdiction that AST is entitled to indemnification.

6.03	AST will research the records delivered to it on its appointment as agent if it receives a stock certificate not reflected in said records. If neither the Company nor AST is able to reconcile said certificate with said records (so that the transfer of said certificate on the records maintained by AST would create an overissue), the Company shall either increase the number of its issued shares, or acquire and cancel a sufficient number of issued shares, to correct the overissue.

6.04	AST shall be responsible for and shall indemnify and hold the Company harmless from and against any and all losses, damages, costs, charges, judgments, fines, amounts paid in settlement, reasonable counsel fees, and expenses, payments, general expenses and/or liability arising out of or attributable to AST’s refusal or failure to comply with the terms of this Agreement, or which arise out of AST’s negligence, fraud, reckless disregard or willful misconduct or which arise out of the breach of any representation or warranty of AST hereunder, for which AST is not entitled to indemnification under this Agreement.

6.05	Upon the assertion of a claim for which one party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the indemnified party in the defense of such claim or to defend against said claim in its own name or the name of the indemnified party. The indemnified party shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it, except with the indemnifying party’s prior written consent.

6.06	The indemnities contained in Section 6 shall not terminate on termination of AST’s acting as transfer agent and/or registrar, and they are irrevocable. AST’s acceptance of its appointment as transfer agent and/or registrar, evidenced by its acting as such for any period, shall be deemed sufficient consideration for the foregoing indemnities.

Section 7.	Standard of Care

AST shall, at all times, act in good faith. AST agrees to use its best efforts, within reasonable time limits, to ensure the accuracy of all services performed under this Agreement.

Section 8.	Limitations on AST’s Responsibilities

AST shall not be responsible for the validity of the issuance, presentation or transfer of stock; the genuineness of endorsements; the authority of presentors; or the collection or payment of charges or taxes incident to the issuance or transfer of stock. AST may, however, delay or decline an issuance or transfer if it reasonably deems it to be in its or the Company’s best interests to receive evidence or assurance of such validity, authority, collection or payment. AST shall not be deemed to have notice of, or to be required to inquire regarding, any provision of the Company’s charter or By-laws, any court or administrative order, or any other document, unless it is specifically advised of such in a writing from the Company, which writing shall set forth the manner in which it affects the Shares. In no event shall AST be responsible for any transfer or issuance not effected by it.

Section 9.	Covenants of the Company and AST

9.01	AST agrees to establish and maintain facilities and procedures reasonably acceptable to the Company for the safekeeping of stock certificates.

9.02	AST shall keep records relating to the services to be performed hereunder, in the form and manner, as it may deem advisable. AST agrees that all such records prepared or maintained by it relating to the services performed hereunder are the property of the Company and will be preserved, maintained and made available to the Company in accordance with the requirements of law (including the 1940 Act and the Rules thereunder), and will be surrendered promptly to the Company on and in accordance with its request.

9.03	AST and the Company agree that all confidential books, records, information and data pertaining to the business of the other party (including shareholder lists) which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

9.04	AST shall use commercially reasonable efforts to provide assistance to the Company (at the Company’s reasonable request made from time to time) by providing sub-certifications regarding certain of its services performed hereunder to the Company in connection with the Company’s Sarbanes-Oxley Act of 2002 certification requirements.

9.05	AST shall provide the Company, at such times as the Company shall reasonably request and at AST’s expense, with reports of AST’s independent public accountants as to AST’s internal controls and procedures relating to AST’s ability to accurately and safely provide the services under this Agreement; such reports, shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Company to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state.

9.06

AST shall have adopted and implemented within a reasonable period of time prior to October 5, 2004 written policies and procedures reasonably designed to prevent violation of the Federal Securities laws by AST. AST shall provide the Company, at such times as the Company shall reasonably request and at AST’s expense, with a copy of such policies and procedures and a third-party report of such policies and procedures; such report shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Company to comply with Rule 38a-1 under the 1940 Act and to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state.

Section 10.	Term and Termination

10.01	The initial term of this Agreement shall be two (2) years from the date hereof, and shall remain in effect unless and until terminated by either party in accordance with Section 10.02 or 10.03 of this Agreement, as applicable. After the initial term, this Agreement shall remain in effect unless and until terminated by either party (i) at any time, upon thirty (30) days’ prior written notice to the other party, or (ii) in accordance with Section 10.02 or 10.03 of this Agreement, as applicable.

10.02	In the event that AST commits any continuing breach of its material obligations under this Agreement, and such breach remains uncured for more than ten (10) days after written notice by the Company, the Company shall be entitled to terminate this Agreement upon at least ten (10) days’ prior notice to the other party with no further payments other than (a) payment of any amounts then outstanding under this Agreement and (b) payment of any amounts owed pursuant to Section 10.05 hereof.

10.03	In the event that the Company commits any breach of its material obligations to AST, including non-payment of any amount owing to AST, and such breach remains uncured for more than forty-five (45) days, AST shall have the right to terminate this Agreement or suspend its services upon sixty (60) days’ notice to the Company. During such time as AST may suspend its services, AST shall have no obligation to act as transfer agent and/or registrar on behalf of the Company, and shall not be deemed its agent for such purposes. Such suspension shall not affect AST’s rights under this Agreement.

10.04

Should the Company elect to terminate this Agreement, AST shall make a good faith effort to facilitate the transition of the services performed by AST under this Agreement to a successor transfer agent, and registrar, including preparing records for delivery to its successor or to the Company, forwarding and maintaining records with respect to certificates received after such termination and delivering promptly to the Company, in form reasonably acceptable to the Company, all shareholder and other records, files and data supplied to or compiled by AST. AST shall be entitled to reasonable reimbursement of expenses incurred by it in performing such services. AST will perform its services in assisting with the transfer of records in a diligent and professional manner.

Section 11.	Assignment

Neither this Agreement, nor any rights or obligations hereunder, may be assigned by either party without the written consent of the other party.

Section 12.	Notices

Any notice or communication by AST or the Company to the other is duly given if in writing and delivered in person or mailed by first class mail (postage prepaid), telex, telecopier or overnight air courier to the other’s address:

If to the Company:

Michael D. Weiner

Apollo Investment Corporation

1301 Avenue of the Americas

New York, New York 10019

Telecopy no: (212) 515-3262

If to AST:

Mr. George Karfunkel

American Stock Transfer & Trust Company

59 Maiden Lane

New York, NY 10038

Telecopy No.: (718) 236-4588

AST and the Company may, by notice to the other, designate additional or different addresses for subsequent notices or communications.

Section 13.	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or AST shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 14.	Amendment

This agreement may be amended or modified by a written amendment executed by both parties hereto.

Section 15.	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. To the extent that any provision hereof is deemed to be unenforceable under applicable law, it shall be replaced by an enforceable provision to the same or nearest possible effect.

Section 16.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principals of conflicts of law rules.

Section 17.	Descriptive Headings

Descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 18.	Third Party Beneficiaries

The provisions of this Agreement are intended to benefit only AST and the Company and their respective successors and assigns. No rights shall be granted to any other person by virtue of this Agreement, and there are no third party beneficiaries hereof.

Section 19.	Survival

All provisions regarding indemnification, liability and limits thereon and confidentiality shall survive the termination of this Agreement.

Section 20.	Merger of Agreement

This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof, whether oral or written.

Section 21.	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by one of its officers thereunto duly authorized, all as of the date first written above.

APOLLO INVESTMENT CORPORATION

By:

Name:

Title:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:

Name:

Title: